                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of April, 1998


                                OZEMAIL LIMITED
                                ACN 066 387 157



  OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                   Form 20-F   X*        Form 40-F
                              ---                  ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                 No   X
                               ---                ---

     *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.

                                OZEMAIL LIMITED
                                    FORM 6-K


1.   SHARE EXCHANGE
     --------------

     On April 22, 1998, OzEmail Limited, an Australian corporation ("OzEmail") through its wholly owned subsidiary, OzEmail Fax Investments Pty Limited, an Australian corporation ("OzEmail Fax"), increased its ownership interest in OzEmail Interline Pty Limited ("Interline") through a share exchange with Ligapart AG, a Swiss corporation ("Ligapart"), which is a wholly owned subsidiary of Metro Holding AG, a Swiss corporation ("Metro"), pursuant to an Agreement for Sale and Purchase of Shares in OzEmail Interline Pty Limited by and among Ligapart, OzEmail Fax, OzEmail and Ideata Pty Limited, an Australian corporation. The consideration for the purchase consisted of an exchange of approximately five million four hundred thousand (5,400,000) OzEmail ordinary shares for Ligapart's ownership interest in Interline. The consideration for the share exchange was determined by arms-length negotiation among the parties. A copy of the press release announcing the Interline share exchange is attached to this report and is incorporated herein by reference.

     Interline is in the business of providing internet telephony service in Australia. OzEmail intends to continue these operations.

2.   OPTION TO ACQUIRE MAJORITY INTEREST
     -----------------------------------

     On May 8, 1998, OzEmail signed a binding Heads of Agreement with PowerUp Pty Limited, a Queensland based internet service provider ("PowerUp"), WebCentral Pty Limited, a Queensland based web hosting business ("WebCentral") and the owners of those two companies (the "Agreement"). Under this Agreement, OzEmail has an option to acquire and, subject to certain conditions, the sellers have an option to require OzEmail to acquire fifty five percent (55%) of PowerUp and WebCentral from July 1, 1998, in return for OzEmail's issuance of ordinary shares of OzEmail plus six hundred sixty six thousand six hundred sixty six Australian dollars (A$666,666) in cash. The total consideration is expected to be two million Australian dollars (A$2,000,000). OzEmail also has an option to acquire the outstanding interests of PowerUp and WebCentral after two (2) years; if this option is not exercised within two and one half (2-1/2) years after the transaction, the sellers have an opportunity to buy back OzEmail's interest. A copy of the press release announcing this transaction, among other things, is attached to this report and is incorporated herein by reference.

3.   EXHIBITS
     --------

     The following documents are filed as exhibits to this report:


     Exhibit 99.1 - Press Release, dated April 16, 1998, issued by OzEmail
     ------------
     announcing the exchange of approximately 5,400,000 OzEmail ordinary shares for Metro's ownership interest in Interline.

     Exhibit 99.2 - Press Release, dated May 13, 1998, issued by OzEmail
     ------------
     announcing, among other things, its option to purchase a majority interest in PowerUp and WebCentral.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                              OzEmail Limited
                              ---------------
                              (Registrant)

Date: May 19, 1998            By: /s/ Steven Ezzes
                                  --------------------------------
                              Name:  Steven Ezzes
                              Title: Director, Authorized U.S. Representative

                                 EXHIBIT INDEX



Exhibit                                                                Page No.
-------                                                                --------
   99.1  Press Release, dated April 16, 1998, issued by OzEmail          E-1
         announcing the exchange of approximately 5,400,000
         OzEmail ordinary shares for Metro's ownership interest in Interline.

   99.2  Press Release, dated May 13, 1998, issued by OzEmail            E-4
         announcing, among other things, its option to purchase a majority interest in PowerUp and WebCentral.